UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

COMBINATORX, INCORPORATED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
20010A103
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III-QP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		8,198,807(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,198,807(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,198,807(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III-QP, L.P. (“BV III QP ”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Asset Management LLC (“MPM AM”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC and BV III GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons”). BVIII GP and BVIII LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Listed Persons are Series A members of BV III LLC and managers of AM LLC. Luke Evnin and Ansbert Gadicke are members of MPM AM. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,850,547 Firm Shares (as defined below) and 4,348,260 Holdback Shares (as defined below). Excludes 3,922,399 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of CombinatoRx, Incorporated’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		550,063(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		550,063(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550,063(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 257,656 Firm Shares (as defined below) and 292,407 Holdback Shares (as defined below). Excludes 263,769 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM Asset Management Investors 2003 BVIII LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		158,460(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		158,460(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,460(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 74,293 Firm Shares (as defined below) and 84,167 Holdback Shares (as defined below). Excludes 75,924 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III Parallel Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		246,664(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		246,664(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,664(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 115,393 Firm Shares (as defined below) and 131,271 Holdback Shares (as defined below). Excludes 118,414 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7.	SOLE VOTING POWER

NUMBER OF		691,594(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		691,594(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

691,594(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 324,045 Firm Shares (as defined below) and 367,549 Holdback Shares (as defined below). Excludes 331,552 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		40,182(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,182(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,182(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.1%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 126 Firm Shares (as defined below) and 40,056 Holdback Shares (as defined below). Excludes 36,133 Milestone Shares (as defined below), with respect to which the Reporting Person does not have or share voting or dispositive power.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,687,128(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,687,128(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,687,128(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.0%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); and 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,687,128(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,687,128(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,687,128(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.0%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); and 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Luke Evnin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,885,770(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,885,770(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,885,770(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC); and 40,182 shares of Common Stock held by MPM AM (including 40,056 Holdback Shares held in escrow for the account of MPM AM). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of MPM AM.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Ansbert Gadicke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,885,770(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,885,770(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,885,770(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC); and 40,182 shares of Common Stock held by MPM AM (including 40,056 Holdback Shares held in escrow for the account of MPM AM). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of MPM AM.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Nicholas Galakatos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,845,588(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,845,588(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,845,588(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); and 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Michael Steinmetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,845,588(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,845,588(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,845,588(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); and 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Kurt Wheeler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,845,588(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,845,588(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,845,588(2))

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); and 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Nicholas Simon III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,845,588(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,845,588(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,845,588(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); and 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

CUSIP No.	20010A103	13D

1.	NAME OF REPORTING PERSONS Dennis Henner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,845,588(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

9,845,588(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,845,588(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 8,198,807 shares of Common Stock held by BV III QP (including 4,348,260 Holdback Shares held in escrow for the account of BV III QP); 550,063 shares of Common Stock held by BV III (including 292,407 Holdback Shares held in escrow for the account of BV III); 246,664 shares of Common Stock held by BV III PF (including 131,271 Holdback Shares held in escrow for the account of BV III PF); 691,594 shares of Common Stock held by BV III KG (including 367,549 Holdback Shares held in escrow for the account of BV III KG); and 158,460 shares of Common Stock held by AM LLC (including 84,167 Holdback Shares held in escrow for the account of AM LLC). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares (as defined below) that were cancelled as of January 1, 2010.

Explanatory Note:
The following constitutes the Schedule 13D filed by the MPM Entities and the Listed Persons, each as defined below, and is being filed to report the acquisition of shares of Common Stock (as defined below), of the Issuer (as defined below) on December 21, 2009 as described in Item 3 below, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among CombinatoRx, Incorporated (“CombinatoRx”), PawSox, Inc., a Delaware corporation and wholly-owned subsidiary of CombinatoRx (“Merger Sub”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed”), Neuromed Pharmaceuticals Ltd., a corporation existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”) and Kurt C. Wheeler, as representative of the Neuromed stockholders (the “Stockholder Representative”), dated as of June 30, 2009. Pursuant to the Merger Agreement, on December 21, 2009, Merger Sub merged with and into Neuromed and Neuromed became a wholly-owned subsidiary of CombinatoRx (the “Merger”). In the Merger, each share of Neuromed capital stock was converted into the right to receive shares of common stock of CombinatoRx.
Item 1. Security and Issuer
(a) This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of CombinatoRx, Incorporated, a Delaware corporation (the “Issuer”).
(b) The principal executive office of the Issuer is located at 245 First Street, Third Floor, Cambridge, MA 02142.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Asset Management LLC (“MPM AM”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM AM and BV III GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
(b) The address of the principal place of business of each of the Filing Persons is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
The MPM Entities previously purchased in the aggregate 14,021,739 shares of Series C Preferred Stock, 5,560,290 shares of Series D Preferred Stock, 6,500,000 shares of Series D-2 Preferred Stock, 2,924 shares of Series F Preferred Stock, and 200,000 shares of Common Stock, for an aggregate purchase price of $34,945,067 from the Issuer prior to the effectiveness of the Merger on December 21, 2009 (the “Previously Purchased Neuromed Securities”). The source of the funds for the Previously Purchased Neuromed Securities was capital contributions from the MPM Entities’ respective investors.
Pursuant to the Merger Agreement, on December 21, 2009, Merger Sub merged with and into Neuromed and Neuromed became a wholly-owned subsidiary of the Issuer. All shares of capital stock of Neuromed which were issued and outstanding immediately prior to the effective time of the Merger were automatically converted into (i) 14,937,591 shares of Common Stock (the “Firm Shares”), (ii) the right to receive up to 47,910,003 additional shares of Common Stock depending upon the timing of the Food and Drug Administration’s (the “FDA’s”) approval of Exalgo, a drug product candidate for which the commercial rights were recently sold by Neuromed Canada (the “Milestone Shares”) and (iii) the right to receive up to 19,916,872 additional shares of Common Stock depending upon the timing of the FDA’s approval of Exalgo (the “Holdback Shares” and, together with the Milestone Shares, the “Escrow Shares”).
The MPM Entities received the following Firm Shares, and rights to the following Milestone Shares and Holdback Shares upon the closing of the Merger:

Filing Person	Firm Shares	Milestone Shares*	Holdback Shares
BV III QP	3,850,547	10,459,731	4,348,260
BV III	257,656	703,384	292,407
BV III PF	115,393	315,772	131,271
BV III KG	324,045	884,139	367,549
MPM AM	126	96,354	40,056
AM LLC	74,293	202,464	84,167

*	As described in greater detail in Item 6 below, effective January 1, 2010, a portion of the above-referenced Milestone Shares were cancelled in accordance with the terms of the Escrow Agreement (the “Escrow Agreement”) dated as of June 30, 2009, by and among the Issuer, the Stockholder Representative and Computershare Trust Company, N.A. (the “Escrow Agent”).
Item 4. Purpose of Transaction
     The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of Neuromed through a merger of Merger Sub with and into Neuromed, as a result of which Neuromed became a wholly-owned subsidiary of the Issuer. The shares acquired by the MPM Entities in the Merger were acquired solely for investment purposes.
     Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Filing Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Filing Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     The following information with respect to the beneficial ownership of the Common Stock by the persons filing this Schedule 13D is provided as of the date of this filing:

	Shares Held	Milestone Shares	Holdback Shares	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive	Beneficial	Percentage of
Filing Person	Directly	Held in Escrow	Held in Escrow	Power (1)	Power (1)	Power (1)	Power (1)	Ownership	Class (2)
BV III QP	3,850,547	3,922,399	4,348,260	8,198,807	0	8,198,807	0	8,198,807	9.3%
BV III	257,656	263,769	292,407	550,063	0	550,063	0	550,063	0.6%
BV III PF	115,393	118,414	131,271	246,664	0	246,664	0	246,664	0.3%
BV III KG	324,045	331,552	367,549	691,594	0	691,594	0	691,594	0.8%
AM LLC	74,293	75,924	84,167	158,460	0	158,460	0	158,460	0.2%
MPM AM	126	36,133	40,056	40,182	0	40,182	0	40,182	0.1%
BV III GP(3)	0	0	0	0	9,687,128	0	9,687,128	9,687,128	11.0%

	Shares Held	Milestone Shares	Holdback Shares	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive	Beneficial	Percentage of
Filing Person	Directly	Held in Escrow	Held in Escrow	Power (1)	Power (1)	Power (1)	Power (1)	Ownership	Class (2)
BV III LLC(4)	0	0	0	0	9,687,128	0	9,687,128	9,687,128	11.0%
Luke Evnin(4)(5)	0	0	0	0	9,885,770	0	9,885,770	9,885,770	11.3%
Ansbert Gadicke(4)(5)	0	0	0	0	9,885,770	0	9,885,770	9,885,770	11.3%
Nicholas Galakatos(4)	0	0	0	0	9,845,588	0	9,845,588	9,845,588	11.2%
Michael Steinmetz(4)	0	0	0	0	9,845,588	0	9,845,588	9,845,588	11.2%
Kurt Wheeler(4)	0	0	0	0	9,845,588	0	9,845,588	9,845,588	11.2%
Nicholas Simon III(4)	0	0	0	0	9,845,588	0	9,845,588	9,845,588	11.2%
Dennis Henner(4)	0	0	0	0	9,845,588	0	9,845,588	9,845,588	11.2%

(1)	Consists of “Shares Held Directly” and “Holdback Shares Held in Escrow,” which pursuant to the terms of the Escrow Agreement, the Filing Person has the power to direct the vote and disposition thereof. Does not include “Milestone Shares Held in Escrow,” which pursuant to the terms of the Escrow Agreement, the Filing Person does not have the power to direct the vote or disposition thereof. The voting and disposition rights with respect to the Holdback and Milestone Shares are described in Item 6 below.

(2)	This percentage is calculated based upon 87,884,658 shares of Common Stock outstanding, which is the difference between: (i) 117,828,410 shares of Common Stock outstanding as of December 21, 2009 following completion of the Merger as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2009, less (ii) 29,943,752 Milestone Shares that were cancelled as of January 1, 2010.

(3)	BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The securities with respect to which these entities share voting and dispositive power (including Holdback Shares held in escrow for the account of such entities) are held as follows: 8,198,807 shares of Common Stock by BV III QP; 550,063 shares of Common Stock by BV III; 246,664 shares of Common Stock by BV III PF; and 691,594 shares of Common Stock by BV III KG.

(4)	These Filing Persons are Series A Members of BV III LLC and managers of AM LLC. The securities with respect to which these Filing Persons share voting and dispositive power (including Holdback Shares held in escrow for the account of such entities) are held as follows: 8,198,807 shares of Common Stock by BV III QP; 550,063 shares of Common Stock by BV III; 246,664 shares of Common Stock by BV III PF; 691,594 shares of Common Stock by BV III KG; and 158,460 shares of Common Stock by AM LLC.

(5)	Also includes 40,182 shares of Common Stock (including Holdback Shares held in escrow for the account of MPM AM) held by MPM AM, of which these Filing Persons are members and with respect to which these Filing Persons share voting and dispositive power.
The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Escrow Agreement
The Escrow Agreement provides for the release or cancellation of the Escrow Shares as follows:

Milestone	Escrow Shares to be Released	Escrow Shares to be Cancelled
The FDA Approval Date is on or before December 31, 2009 (the “First Milestone Date”)	All Escrow Shares will be released.	None

The FDA Approval Date does not occur prior to January 1, 2010 (the “First Outside Date”) *	None	Escrow Shares representing 62.5% of the Milestone Shares will be cancelled.

The FDA Approval Date is after December 31, 2009 and on or before September 30, 2010 (the “Second Milestone Date”)	All of the Holdback Shares and 37.5% of the Milestone Shares will be released.	None

Milestone	Escrow Shares to be Released	Escrow Shares to be Cancelled
The FDA Approval Date does not occur prior to October 1, 2010 (the “Second Outside Date”)	None	Escrow Shares representing 100% of the Milestone Shares and 57.431271% of the Holdback Shares will be cancelled.

The FDA Approval Date is after September 30, 2010 and on or before December 31, 2010 (the “Final Milestone Date”)	42.568729% of the Holdback Shares will be released.	None

The FDA Approval Date does not occur prior to January 1, 2011 (the “Final Outside Date”)	None	All Escrow Shares will be cancelled to the extent not cancelled earlier.

*	As of the First Outside Date, the FDA had not approved Exalgo and accordingly, effective January 1, 2010, an aggregate of 29,943,752 Milestone Shares were cancelled. Of these shares, an aggregate of 7,913,653 shares held in escrow for the account of the MPM Entities were cancelled as follows: 6,537,332 shares held for the account of BV III QP; 439,615 shares held for the account of BV III; 197,358 shares held for the account of BV III PF, 552,587 shares held for the account of BV III KG; 126,540 shares held for the account of AM LLC; and 60,221 shares held for the account of MPM AM.
Voting Rights with Respect to Shares Held in Escrow
Pursuant to the Escrow Agreement, each former Neuromed stockholder for whose account Holdback Shares are being held in escrow has the right, in its sole discretion, to direct the Escrow Agent as to the exercise of any voting rights pertaining to the Holdback Shares held in escrow for the account of such stockholder.
The former Neuromed stockholders for whose account Milestone Shares are being held in escrow do not have the right to direct the Escrow Agent to exercise voting rights pertaining to the Milestone Shares. Pursuant to the Escrow Agreement, the Escrow Agent has agreed to vote the Milestone Shares in a manner consistent with and in the same proportion to the voting of all other shares of Common Stock (including without limitation the Holdback Shares) that are eligible to vote and for which votes are cast in respect of such matter.
Disposition of Rights to Shares Held in Escrow
Pursuant to the Escrow Agreement, any former Neuromed stockholder may transfer all or a portion of its interest in any Holdback Shares being held in escrow for its account, provided that any transferee of the interest of such stockholder in the Holdback Shares must become a party to the Escrow Agreement.
Pursuant to the terms of the Escrow Agreement, the interests of the former Neuromed stockholders in the Milestone Shares being held in escrow for their account are not assignable or transferable, except by operation of law or the laws of descent and distribution.
Termination of the Escrow Agreement
The Escrow Agreement will terminate on the earlier to occur of the following events:
•	The release or cancellation of all of the Escrow Shares; or

•	The agreement by the Issuer and the Stockholder Representative to terminate the Escrow Agreement, in which case the Escrow Agent shall distribute the Escrow Shares in accordance with the joint written instructions of the Issuer and the Stockholder Representative.
The foregoing description of the terms of the Escrow Agreement is intended as a summary only and is qualified in its entirety by reference to the Escrow Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Registration Rights Agreement
In connection with the execution of the merger agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with investment funds affiliated with BVF Inc., the Issuer’s largest stockholder prior to the merger, and investment funds affiliated with certain of Neuromed’s former stockholders, including the MPM Entities (collectively, the “Neuromed Registration Rights Parties”). Subject to the terms of the Registration Rights Agreement, holders of shares having registration rights, (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand Registration Rights

At any time after the consummation of the Merger, subject to specified exceptions, any party to the Registration Rights Agreement has the right to demand that the Issuer file a registration statement covering the offering and sale of all or at least $500,000 worth of its Registrable Securities, including a resale shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). During the term of the Registration Rights Agreement, investment funds affiliated with BVF Inc. may make two demands and the Neuromed Registration Rights Parties may collectively make two demands.
The Issuer has the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if the Issuer is in possession of material nonpublic information that would be in its best interests not to disclose.
Piggyback Registration Rights
All parties to the Registration Rights Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.
Expenses of Registration
The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.
Indemnification
The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Termination
Shares of Common Stock cease to be Registrable Securities under the Registration Rights Agreement, and a stockholder party’s ability to initiate a demand registration or exercise its piggyback registration rights terminates, upon the earlier of:
•	all of such stockholder’s shares being eligible for sale under Rule 144 of the Securities Act without regard to the current public information requirements provided for therein, provided that such time is at least one year after the consummation of the Merger; or

•	the fourth anniversary of the consummation of the Merger.
The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.
Other than as described in this Schedule 13D, to the best of the MPM Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Agreement and Plan of Merger by and among the Issuer, PawSox, Inc., Neuromed Pharmaceuticals Inc., Neuromed Pharmaceuticals Ltd. and Stockholder Representative, dated as of June 30, 2009 (incorporated by reference to Appendix A of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
B. Escrow Agreement (incorporated by reference to Appendix B of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
C. Registration Rights Agreement among the Issuer and each of the persons listed on Schedules A and B thereto, dated as of June 30, 2009 (incorporated by reference to Appendix D of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
D. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 2010

MPM BIOVENTURES III, L.P.			MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner		By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner		By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin

	Name:	Luke Evnin		Name:	Luke Evnin
	Title:	Series A Member		Title:	Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.			MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P., its General Partner		By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner		By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin

	Name:	Luke Evnin		Name:	Luke Evnin
	Title:	Series A Member		Title:	Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC			MPM BIOVENTURES III GP, L.P.
			By:	MPM BioVentures III LLC,
By:	/s/ Luke Evnin			its General Partner
	Name: Title:	Luke Evnin Manager	By:	/s/ Luke Evnin
				Name:	Luke Evnin
				Title:	Series A Member

MPM BIOVENTURES III LLC			MPM ASSET MANAGEMENT LLC

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin

	Name:	Luke Evnin		Name:	Luke Evnin
	Title:	Series A Member		Title:	Member

/s/ Luke Evnin			/s/ Ansbert Gadicke

Luke Evnin			Ansbert Gadicke

/s/ Nicholas Galakatos			/s/ Michael Steinmetz

Nicholas Galakatos			Michael Steinmetz

/s/ Kurt Wheeler			/s/ Nicholas Simon III

Kurt Wheeler			Nicholas Simon III

/s/ Dennis Henner

Dennis Henner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and member of MPM Asset Management LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG manager of MPM Asset Management Investors 2003 BVIII LLC and member of MPM Asset Management LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA

EXHIBIT INDEX
A. Agreement and Plan of Merger by and among the Issuer, PawSox, Inc., Neuromed Pharmaceuticals Inc., Neuromed Pharmaceuticals Ltd. and Stockholder Representative, dated as of June 30, 2009 (incorporated by reference to Appendix A of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
B. Escrow Agreement (incorporated by reference to Appendix B of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
C. Registration Rights Agreement among the Issuer and each of the persons listed on Schedules A and B thereto, dated as of June 30, 2009 (incorporated by reference to Appendix D of the Issuer’s Joint Proxy Statement/Prospectus (SEC File No. 333-161146), filed with the SEC on October 22, 2009).
D. Agreement regarding filing of joint Schedule 13D.